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Exhibit 11

PAULA FINANCIAL AND SUBSIDIARIES
Computation of Basic and Diluted Earnings Per Share
(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2001	2002	2001
Net income	$50	$215	$262	$335

Weighted average shares outstanding for calculating basic earnings per share	6,091,756	5,372,737	6,092,168	5,357,443
Options	26,721	—	15,396	—

Total shares for calculating diluted earnings per share	6,118,477	5,372,737	6,107,564	5,357,443

Basic earnings per share	$0.01	$0.04	$0.04	$0.06

Diluted earnings per share	$0.01	$0.04	$0.04	$0.06

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Exhibit 11: Computation of Basic and Diluted Earnings per Share